UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GOOSEHEAD INSURANCE, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

38267D109

(CUSIP Number)

Michael C. Colby

1500 Solana Blvd

Building 4, Suite 4500

Westlake, Texas

(214) 838-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38267D109	Page 2 of 7

1.	Names of Reporting Persons Michael C. Colby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,059,716
	8.	Shared Voting Power 1,096,568
	9.	Sole Dispositive Power 1,059,716
	10.	Shared Dispositive Power 1,096,568
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,156,284 shares of Class A Common Stock(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.04%
14.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1)	Represents 92,631 shares of Class A Common Stock and 967,085 shares of Class B Common Stock held directly by Michael C. Colby; 238,402 shares of Class A Common Stock and 771,732 shares of Class B Common Stock held directly by Colby 2014 Family Trust, of which Michael C. Colby is the trustee; 43,217 shares of Class B Common Stock held directly by Preston Michael Colby 2014 Trust, of which Michael C. Colby is the trustee, and 43,217 shares of Class B Common Stock held by Lyla Kate Colby 2014 Trust, of which Michael C. Colby is the trustee.

CUSIP No. 38267D109	Page 3 of 7

1.	Names of Reporting Persons Colby 2014 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,010,134
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,010,134
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,010,134 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.58%
14.	Type of Reporting Person (See Instructions) OO (Trust)

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Goosehead Insurance, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1500 Solana Blvd, Building 4, Suite 4500, Westlake, Texas 76262.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed pursuant to a joint filing agreement filed as Exhibit 1 hereto by Michael C. Colby and Colby 2014 Family Trust (each a “Reporting Person” and together the “Reporting Persons”)

In connection with the closing of the Issuer’s initial public offering (the “IPO”) of the Issuer’s Class A Common Stock, the Issuer effected certain reorganization transactions. The Issuer entered into an amended and restated limited liability company agreement with the continuing members of Goosehead Financial, LLC, a Delaware limited liability company (“Goosehead Financial”), pursuant to which such members will be entitled to exchange their shares of Class B common stock of the Issuer, par value $0.01 per share (the “Class B Common Stock”), together with an equal number of shares of Class B Common Stock for an equal number of shares of the Issuer’s Class A Common Stock.

(b)	The business address of each of the Reporting Persons is c/o 1500 Solana Blvd, Building 4, Suite 4500, Westlake, Texas 76262.

(c)	Michael C. Colby is the President and Chief Operating Officer of the Issuer.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Michael C. Colby is a citizen of the United States. Colby 2014 Family Trust is organized under the laws of Texas.

Item 3. Source and Amount of Funds or Other Consideration

At the closing of the IPO of the Issuer’s Class A Common Stock, the Issuer entered into an amended and restated limited liability company agreement with the continuing members of Goosehead Financial pursuant to which such members are entitled to exchange their shares of Class B Common Stock for an equal number of shares of the Issuer’s Class A Common Stock.

Item 4. Purpose of Transaction

The Reporting Persons acquired, and presently hold, Class A Common Stock and Class B Common Stock for investment purposes.

The Reporting Persons have entered into lock-up agreements pursuant to which they have agreed that, prior to October 23, 2018, they will not, without the prior written consent of J.P. Morgan Securities, dispose of or hedge any of the Issuer’s common stock (including any shares acquired pursuant to the Issuer’s directed share program), subject to specified exceptions.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b) The Reporting Persons (i) currently hold 4% of the outstanding Class B Common Stock and collectively control approximately 5% of the combined voting power of the Issuer’s common stock and (ii) beneficially own, calculated in accordance with Rule 13d-3, 14.04% of the Issuer’s Class A Common Stock, based on the percentage that would be held by the Reporting Persons if they fully converted their shares of Class B Common Stock into shares of Class A Common Stock and no other holders of Class B Common Stock converted their shares of Class B Common Stock.

(c)	On May 1, 2018, the Issuer issued shares of Class A Common Stock, in the quantities set forth in Item 5(a) and (b) above, as consideration to purchase indirect ownership interests in Goosehead Management, LLC, a Delaware limited liability company, and Texas Wasatch Insurance Holdings Group, LLC from certain historical owners thereof, including those indicated above, at a price equivalent to $10.00 per share of Class A Common Stock.

(d)	Other than as described above, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by members of the group.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the closing of the IPO, the Issuer effectuated certain reorganization transactions pursuant to which existing members of Goosehead Financial, including the Reporting Persons, obtained beneficial ownership of shares of Class B Common Stock.

Pursuant to the Amended and Restated Limited Liability Company Agreement of Goosehead Financial dated as of May 1, 2018 (the “Goosehead Financial LLCA”), the Reporting Persons may exchange each share of Class B Common Stock (together with an LLC Unit of Goosehead Financial) for a share of Class A Common Stock on a one-for-one basis. When a share of Class B Common Stock is exchanged for a share of Class A Common Stock, a corresponding share of the Issuer’s Class B Common Stock will automatically be redeemed by the Issuer at par value and canceled. When a share of Class B Common Stock is exchanged for a share of Class A Common Stock, it will not be available for reissuance by the Issuer. See Exhibit 2.

Pursuant to a registration rights agreement entered into by and among the Issuer, certain holders of shares of Class B Common Stock, at any time after the expiration of the lock-up period described below, such holders can require the Issuer to register for resale under the Securities Act of 1933, as amended, the shares of Class A Common Stock issued upon exchange of the shares of Class B Common Stock. The registration rights agreement also provides for customary piggyback rights. See Exhibit 3.

The Reporting Persons have entered into lock-up agreements pursuant to which they have agreed that, prior to October 23, 2018, they will not, without the prior written consent of J.P. Morgan Securities, dispose of or hedge any of the Issuer’s common stock (including any shares acquired pursuant to the Issuer’s directed share program), subject to specified exceptions. See Exhibit 4.

The Issuer entered into a tax receivable agreement with the pre-IPO members of Goosehead Financial effective as of the closing of the IPO that provides for the payment by the Issuer to the members of Goosehead Financial of 85% of the amount of tax benefits, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of increases in tax basis (and certain other tax benefits) resulting from purchases or exchanges of membership units of Goosehead Financial. See Exhibit 5.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Goosehead Financial LLCA, registration rights agreement, form of lock-up agreement and tax receivable agreement filed herewith as Exhibits 2, 3, 4 and 5 respectively and incorporated herein by reference.

Other than the matters disclosed in this Schedule 13D, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

2.	Amended and Restated Limited Liability Company Agreement of Goosehead Financial, LLC

3.	Registration Rights Agreement

4.	Form of Lock-up Agreement

5.	Tax Receivable Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2018

1.	/s/ Michael C. Colby
Michael C. Colby

2.	COLBY 2014 FAMILY TRUST

	By:	/s/ Michael C. Colby
	Name:	Michael C. Colby
	Title:	Trustee